UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)

W-H Energy Services, Inc.
(Name of Subject Company)
W-H Energy Services, Inc.
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)
92925E108
(CUSIP Number of Class of Securities)
Ernesto Bautista, III
Vice President and Chief Financial Officer
W-H Energy Services, Inc.
2000 West Sam Houston Parkway South, Suite 500
Houston, Texas 77042
(713) 974-9071
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

With copies to:
Michael S. Telle
Edgar J. Marston, III
Bracewell & Giuliani LLP
711 Louisiana St., Suite 2300
Houston, Texas 77002
(713) 223-2300

☐	Check the box if the filing relates to preliminary communications made before the commencement date of a tender offer.

     This Amendment No. 1 (this “Amendment No. 1”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed with the Securities and Exchange Commission (the “SEC”) on June 24, 2008 by W-H Energy Services, Inc., a Texas corporation (“W-H”), relating to the offer (the “Offer”) by Smith International, Inc., a Delaware corporation (“Smith”), through its wholly owned subsidiary, Whitehall Acquisition Corp., a Texas corporation (the “Offeror”), to acquire each outstanding share of common stock, par value $0.0001 per share, of W-H (including the associated preferred share purchase rights, the “Shares”) validly tendered and not properly withdrawn in the Offer, for the consideration described in the preliminary Prospectus/Offer to Exchange (the “Prospectus”), which forms a part of Smith’s Registration Statement on Form S-4 filed with the SEC on June 24, 2008, as amended, and which, together with the related letter of election and transmittal, as the same may be amended, constitute the “Offer.”
     The additional information contained in this Amendment No. 1 is being provided, in part, in connection with W-H’s and Smith’s entry into a memorandum of understanding regarding the settlement of a purported class action lawsuit. The litigation is described more fully in “Item 8. Additional Information” of the Schedule 14D-9, as amended by this Amendment No. 1.
     All information in the Schedule 14D-9 is incorporated by reference in this Amendment No. 1, except that such information is herby amended and supplemented to the extent specifically provided herein.
ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON
     Item 2 of the Schedule 14D-9 is hereby amended and supplemented as follows:
•	By deleting the first sentence of the fourth paragraph thereof and replacing such deleted sentence with the following text (please refer to page 1 of the Schedule 14D-9):
     The Offer was commenced by Offeror on June 24, 2008 and expires at 12:00 midnight, New York City time, at the end of August 4, 2008, unless further extended by Offeror.
ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
     Item 3 of the Schedule 14D-9 is hereby amended and supplemented as follows:
•	By amending and supplementing the section thereof captioned “Arrangements with Smith” to add the following text as a new paragraph following the last paragraph of such section (please refer to page 6 of the Schedule 14D-9):
     As of June 2, 2008, and as of July 20 , 2008, Smith had not made any offers of employment to any of the current directors or executive officers of W-H.
ITEM 4 THE SOLICITATION OR RECOMMENDATION
     Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:
•	By amending and supplementing the section thereof captioned “Background for the Board’s Recommendation” to add the following text as a new paragraph following the seventh paragraph of such section (please refer to page 8 of the Schedule 14D-9):
     Over the next several months, W-H continued to analyze strategic alternatives and industry conditions generally as part of its continuous evaluation of its business. In late

December 2007, Mr. White and Mr. Jeffrey L. Tepera, W-H’s Vice President and Chief Operating Officer, had lunch with a representative of UBS to discuss industry conditions. At such lunch, UBS suggested that Smith might have an interest in discussing a possible business combination transaction with W-H.
•
By amending and supplementing the section thereof captioned “Background for the Board’s Recommendation” to delete the thirty-third paragraph of such section in its entirety and replace such deleted paragraph with the following text (please refer to page 11 of the Schedule 14D-9):

     A UBS representative then outlined the final economic terms of the Offer, including the value of .48 shares of Smith Common Stock based upon its closing price on the NYSE of $78.02 earlier in the day, and the resulting calculation of the Mixed Consideration, the All-Stock Consideration and the All-Cash Consideration, the proration applicable to the All-Stock Consideration and the All-Cash Consideration and the cash cap. The UBS representative then discussed with the W-H Board of Directors UBS’ valuation analysis, including its analysis regarding the Smith Common Stock, and, at the request of the W-H Board of Directors, delivered UBS’ oral opinion, which was subsequently confirmed in writing, that as of the date of such opinion and subject to the assumptions, qualifications and limitations set forth therein, the consideration to be received by the holders of the Shares pursuant to the Offer and the Merger was fair, from a financial point of view, to such holders.
•
By amending and supplementing the subsection thereof entitled “Reasons for the Board’s Recommendation — Other Material Factors Considered” to delete the first bullet point thereof in its entirety and replace such deleted bullet point with the following text (please refer to page 12 of the Schedule 14D-9):

•
Strategic Alternatives. The possible alternatives to the Offer and the Merger (including the possibility of continuing to operate as an independent entity), the perceived risks and benefits of any such alternatives, including the timing and likelihood of consummating any such alternative, and the W-H Board of Directors’ assessment that the Offer and the Merger, together, present a superior opportunity to any such alternatives. In making such assessment, the W-H Board of Directors considered that the Offer and the Merger were superior to the previous indications of interest from Parties A, B and C, that certain other prospective buyers were restricted from purchasing certain W-H assets by a Department of Justice consent decree and that the W-H Board of Directors was permitted to consider and accept a superior proposal if required by their fiduciary duties. In agreeing to the Offer and the Merger, the W-H Board of Directors considered that Smith had indicated that it would withdraw its valuation proposal if it was publicly disclosed, and that contacting other potential purchasers would not be in the best interests of the W-H shareholders as public disclosure of a possible transaction would disrupt customer, employee, supplier and other relationships, which could have a material adverse effect on W-H’s results of operations, cash flows and financial condition.

•
By amending and supplementing the subsection thereof entitled “Reasons for the Board’s Recommendation — Other Material Factors Considered” to delete the eleventh bullet point thereof in its entirety and replace such deleted bullet point with the following text (please refer to page 13 of the Schedule 14D-9):

•
Due Diligence. The results of the due diligence investigations of Smith by W-H’s management and financial and legal advisors. Such due diligence investigations consisted of customary public company legal and financial due diligence, including meetings of W-H’s management and financial and legal advisors with representatives of Smith senior management.

ITEM 5 PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED
     Item 5 of the Schedule 14D-9 is hereby amended and supplemented as follows:

•
By amending and supplementing the section thereof captioned “Selected Public Companies Analysis” to delete the introductory clause of the first paragraph thereof in its entirety and replace such deleted clause with the following text (please refer to page 17 of the Schedule 14D-9):

     UBS compared financial and stock market data of W-H with corresponding data for the following publicly traded companies in the oilfield services industry:
•
By amending and supplementing the section thereof captioned “Selected Public Companies Analysis” to delete the introductory clause of the second paragraph thereof in its entirety and replace such deleted clause with the following text (please refer to page 17 of the Schedule 14D-9):

     In addition, UBS compared selected financial and stock market data of Smith with corresponding data for the following publicly traded companies that derive a significant portion of their revenue from the oilfield services industry:
•
By amending and supplementing the section thereof captioned “Selected Precedent Transactions Analysis” to delete the penultimate sentence of the second paragraph thereof and replacing such deleted sentence with the following text (please refer to page 19 of the Schedule 14D-9):

Financial data for the selected transactions were based on publicly available information at the time of announcement of the relevant transaction, with forward looking information relating to the targets of the selected transactions based on I/B/E/S estimates and public filings available at such time.
•
By amending and supplementing the section thereof captioned “Miscellaneous” to delete the sole paragraph thereof in its entirety and replace such deleted paragraph with the following text (please refer to page 20 of the Schedule 14D-9):

     Under the terms of UBS’ engagement, W-H has agreed to pay UBS for its financial advisory services in connection with the Offer and the Merger an aggregate fee estimated to be approximately $24.0 million, a portion of which was payable upon completion of UBS’ opinion and approximately $22 million of which is contingent upon consummation of the Offer and Merger. In addition, W-H has agreed to reimburse UBS for its reasonable expenses, including fees, disbursements and other charges of counsel, and to indemnify UBS and related parties against liabilities, including liabilities under federal securities laws, relating to, or arising out of, its engagement. In the ordinary course of business, UBS and its affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of W-H and Smith, and, accordingly, may at any time hold a long or short position in such securities. W-H selected UBS as its financial advisor in connection with the Offer and the Merger because UBS is an internationally recognized investment banking firm with substantial experience in similar transactions. UBS is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements. UBS has provided investment banking services in the past to W-H and Smith for which it has received compensation, none of which has been received or earned in the past two years. In addition, Smith may engage UBS from time to time in the future, but no such engagements have been entered into at this time.
ITEM 8. ADDITIONAL INFORMATION
     Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:
•	By adding the following new section immediately following the section captioned “State Takeover Statutes” (please refer to page 21 of the Schedule 14D-9):

Customer Contracts
     W-H does not believe that the Offer and the Merger would result in a default under its contracts with its customers that would be material to its business.
•	By amending and supplementing the section thereof captioned “Regulatory Approvals” to delete the first four sentences of the third paragraph of such section and replacing such deleted sentences with the following text:
     Pursuant to the requirements of the HSR Act, Smith and W-H each filed a Notification and Report Form with respect to the Offer and the Merger with the Antitrust Division of the DOJ and the FTC on June 24, 2008. On July 18, 2008, following consultation with the Antitrust Division of the DOJ, Smith withdrew and re-filed its Notification and Report Form with respect to the Offer and the Merger. Under the provisions of the HSR Act applicable to the Offer, the acquisition of Shares pursuant to the Offer may be completed following the expiration of a 30-calendar day waiting period (if the thirtieth day falls on a weekend or holiday, the waiting period will expire on the next business day) following the re-filing by Smith with respect to the Offer, unless Smith or W-H receives a request for additional information and documentary material from the Antitrust Division of the DOJ or FTC. If, within the 30-day waiting period, either the Antitrust Division of the DOJ or the FTC requests additional information and documentary material from Smith or W-H concerning the Offer, the waiting period will be extended and will expire at 11:59 p.m., New York City time, on the thirtieth calendar day after the date of substantial compliance by Smith or W-H with that request.
•	By amending and supplementing the section thereof captioned “Litigation” to delete the last sentence of the sole paragraph thereof in its entirety and replace such deleted sentence with the following text (please refer to page 22 of the Schedule 14D-9):
     On July 3, 2008, plaintiff filed an amended petition further alleging that defendants had purportedly failed to disclose allegedly material information relating to the Offer and the Merger.
•	By amending and supplementing the section thereof captioned “Litigation” to add the following new paragraph immediately following the sole paragraph thereof (please refer to page 22 of the Schedule 14D-9):
     On July 10, 2008, the parties entered into a Memorandum of Understanding regarding the settlement of the lawsuit. Under the terms of the proposed settlement, the claims of the named plaintiff and the proposed class of public shareholders will be dismissed and released on behalf of the settlement class. Finalization of the proposed settlement remains subject to several conditions, including court approval and completion of the Offer and the Merger. In connection with the proposed settlement, Smith and W-H have agreed to provide additional disclosures in this Schedule 14D-9 (such disclosures are made herein) and Smith’s Registration Statement on Form S-4, respectively. The parties also contemplate that plaintiff’s counsel will petition the court for an award of attorneys’ fees and expenses to be paid by defendants, up to an agreed-upon limit.
ITEM 9. EXHIBITS
     Item 9 of the Schedule 14D-9 is hereby amended and restated as follows:

Exhibit No.	Description

(a)(1)	Prospectus/Offer to Exchange, dated June 24, 2008, as amended (incorporated by reference to Smith’s Registration Statement on Form S-4 (File No. 333-151897)).

(a)(2)	Letter of Election and Transmittal, dated June 24, 2008 (incorporated by reference to Exhibit 99.3 to Smith’s Registration Statement on Form S-4 (File No. 333-151897)).

(a)(3)*	Letter to Shareholders of W-H, dated June 24, 2008.

(a)(4)*	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder.

(a)(5)*	Fairness Opinion of UBS Securities LLC to the Board of Directors of W-H, dated June 2, 2008.

(a)(6)	Joint Press Release issued by Smith and W-H, dated June 3, 2008, announcing the execution of the Agreement and Plan of Merger among Smith, W-H and Offeror (incorporated by reference to Exhibit 99.01 to W-H’s Current Report on Form 8-K filed with the SEC on June 5, 2008).

(a)(7)	Transcript of the Investor Call on June 3, 2008 regarding announcement of the Agreement and Plan of Merger among Smith, W-H and Offeror (incorporated by reference to Exhibit 99.02 to W-H’s Current Report on Form 8-K filed with the SEC on June 5, 2008).

(a)(8)*	Joint Press Release issued by Smith and W-H, dated June 24, 2008, announcing the commencement of the Offer.

(a)(9)	Joint Press Release issued by Smith and W-H, dated July 18, 2008, announcing the extension of the Offer.

Exhibit No.	Description

(e)(1)
Agreement and Plan of Merger, dated as of June 3, 2008, by and among W-H, Smith and the Offeror (incorporated by reference to Exhibit 2.01 to W-H’s Current Report on Form 8-K filed with the SEC on June 5, 2008).

(e)(2)
W-H Energy Services, Inc. 1997 Stock Option Plan as restated, effective as of May 12, 2004 (incorporated by reference to Appendix B of W-H’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 6, 2004).

(e)(3)	W-H Energy Services, Inc. 2006 Stock Awards Plan, effective as of May 10, 2006 (incorporated by reference to Exhibit 10.1 to W-H’s Current Report on Form 8-K filed with the SEC on May 10, 2006).

(e)(4)	Non-Statutory Stock Option Agreement for Kenneth T. White, Jr., dated March 29, 1999 (incorporated by reference to Exhibit 10.5 to W-H’s Registration Statement on Form S-1 (No. 333-43411).

(e)(5)
Amended and Restated Employment Agreement of Kenneth T. White, Jr., effective as of January 1, 2008 (incorporated by reference to Exhibit 10.1 to W-H’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007).

(e)(6)
Amended and Restated Employment Agreement of Ernesto Bautista, III, effective as of January 1, 2008 (incorporated by reference to Exhibit 10.10 to W-H’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007).

(e)(7)
Amended and Restated Employment Agreement of William J. Thomas III, effective as of January 1, 2008 (incorporated by reference to Exhibit 10.2 to W-H’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007).

(e)(8)
Amended and Restated Employment Agreement of Glen J. Ritter, effective as of January 1, 2008 (incorporated by reference to Exhibit 10.9 to W-H’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007).

(e)(9)
Amended and Restated Employment Agreement of Jeffrey L. Tepera, effective as of January 1, 2008 (incorporated by reference to Exhibit 10.2 to W-H’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007).

(e)(10)
Amended and Restated Employment Agreement of Stuart J. Ford, effective as of January 1, 2008 (incorporated by reference to Exhibit 10.11 to W-H’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007).

*	Previously filed with the Schedule 14D-9 on June 24, 2008.

ANNEX A    INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND                      RULE 14F-1 THEREUNDER
       Annex A to the Schedule 14D-9 is hereby amended and supplemented as follows:
•	By deleting the first sentence of the third paragraph thereof and replacing such deleted sentence with the following text (please refer to page A-1 of Annex A to the Schedule 14D-9):
The Offer was commenced by Offeror on June 24, 2008 and expires at 12:00 midnight, New York City time, at the end of August 4, 2008, unless further extended by Offeror.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

W-H ENERGY SERVICES, INC.
By:	/s/ Ernesto Bautista, III
Ernesto Bautista, III
Vice President and Chief Financial Officer

Dated: July 21, 2008